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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Signs Sales Agreement with Colorful Guizhou Airlines for up to Five E190s

Shanghai, China, September 2, 2016 – Embraer announced today that it has signed an agreement for up to five E190s with Colorful Guizhou Airlines, including two firm orders and three purchase rights. The firm order will be included in Embraer’s 2016 third-quarter backlog. The contract has an estimated value of USD 249 million at the current list price, if all purchase rights are exercised. The two aircraft will be delivered in 2017.

In June 2015, during the 51st International Paris Air Show, Colorful Guizhou Airlines placed an order for seven firm E190s, four of which have already been delivered.

Zhai Yan, Chairman of Guizhou Industrial Investment (Group) Co., Ltd and Chairman of Colorful Guizhou Airlines, said the company has built profound confidence in Embraer’s products and services. “As a newly-established and the first locally-owned airline in Guizhou province, Colorful Guizhou Airlines needs mature aircraft and services to guarantee our steady operation. Based on the aircraft’s performance during the past eight months, we are glad we picked Embraer’s E190, an aircraft model with good economy, unparalleled cabin comfort, and high reliability, which has enabled us to provide passengers with a good travel experience. We hope that the E190 fleet can help us build a sky passageway inside and beyond Guizhou province, and eventually contribute to improving the connectivity of China’s Southwest Region.”

Established in June, 2015, Colorful Guizhou Airlines completed its maiden flight only 216 days after its foundation, a miracle in the domestic aviation industry. Positioned as a low-cost regional and trunk carrier, Colorful Guizhou has already opened nine routes, including Guiyang-Zhuhai, Guiyang-Tianjin, Guiyang-Nanjing, etc., transporting over 140,000 passengers over the past eight months.

“Colorful Guizhou Airlines’ decision to purchase more E190s means a lot to Embraer,” said Guan Dongyuan, Senior Vice President of Embraer and President of Embraer China. “It is not only a recognition of our aircraft already in operation, but also a demonstration of the sincere trust between Embraer and Colorful Guizhou. As a manufacturer, as well as a service provider, Embraer China team will continue to be devoted to customer services and support, to safeguard the smooth operation of our customers. We deeply appreciate Colorful Guizhou’s trust and Embraer will be a loyal partner of Colorful Guizhou along this road to a brighter future.”

“China is among the most dynamic aviation markets in the world, and Guiyang is an important potential hub in southwestern China and we are glad to be part of it with Colorful Guizhou Airlines,” said Guo Qing, Vice President, Sales & Marketing, Commercial Aviation,

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Embraer China. “Embraer applauds the Chinese government’s ‘Belt and Road Initiatives’, and we hope that, as an aircraft manufacturer, we can contribute in this process by providing the best products to our customers.”

Embraer has been leading Chinese regional aviation with a market share of around 80 percent for several years. Embraer has now logged 228 firm orders in China, including 190 commercial aircraft, 21 of which are pending government approval, and 38 executive jets. To date, 168 aircraft have been delivered.

Embraer is the world’s leading manufacturer of commercial jets with up to 130+ seats. The Company has 100 customers all over the world operating the ERJ and E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,700 orders and over 1,200 deliveries, redefining the traditional concept of regional aircraft by operating across a range of business applications.

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer